UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes the sale of Gaspetro

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Rio de Janeiro, July 11, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the releases disclosed on 07/28/2021 and 06/22/2022, informs that it has today finalized the sale of 51% of Petrobras Gás S.A. (Gaspetro) to Compass Gás e Energia S.A. (Compass).

The transaction was concluded for R$ 2.097 billion, fully paid on this date.

This disclosure to the market is in accordance with Petrobras' internal rules and with the special regime for divestment of assets by federal mixed economy companies, provided for in Decree 9,188/2017.

This operation is aligned with the Term of Cessation Commitment (TCC) signed with CADE in July 2019 to promote competition in the natural gas sector in Brazil, as well as the company's portfolio management strategy and capital allocation improvement, aiming at value maximization and higher return to society.

About Gaspetro

Gaspetro is a holding company with equity participation in 18 natural gas distribution companies, located in all regions of Brazil. Its distribution networks total approximately 10 thousand km, serving more than 500 thousand customers, with a distributed volume of about 29 million m3/day. Its corporate structure then formed by Petrobras, with 51% of the shares, and Mitsui Gás e Energia do Brasil Ltda., with the remaining 49% of the shares, becomes 51% of the shares of Compass and 49% of the shares of Mitsui Gás e Energia do Brasil Ltda.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer